UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

	By:	/s/ Sergio Benavente
Name: Sergio Benavente
Title: Chief Financial Officer
Date: June 30, 2009

2

CORPBANCA FILES FORM 20-F

Santiago, Chile, June 30, 2009- CorpBanca, (NYSE: BCA) announced today the filing of the company’s 2008 Form 20-F with the United States Securities and Exchange Commission. The document is also available in the company’s corporate website at www.corpbanca.cl. Any shareholder may request a printed copy of the company’s complete audited financial statements, free of charge, by contacting CorpBanca’s investor relations department.

CORPBANCA (NYSE: BCA), is a Chilean financial institution offering a wide variety of corporate and retail financial products and services across all segments of the Chilean financial market.

CorpBanca Contact:	Capital Link Contact:
Pablo Mejia Ricci	Nicolas Bornozis
Head of Investor Relations	President
Santiago, Chile	New York, USA
Tel: (56 - 2) 660-2342	Tel: (212) 661-7566
investorrelations@corpbanca.cl	nbornozis@capitallink.com